UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Venus Concept, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92332W 105

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92332W 105	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,755,436 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,755,436 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,755,436 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.76%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 271,425 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 271,425 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,861 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,026,861 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 92332W 105	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,861 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,026,861 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 92332W 105	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,026,861 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,026,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,026,861 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,026,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,026,861 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,026,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,026,861 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,026,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 92332W 105	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,026,861 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,026,861 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.68%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

SCHEDULE 13D

Item 1. Security and Issuer.

(a)	Name of Issuer: Venus Concept, Inc. (formerly known as Restoration Robotics, Inc.)

(b)	Address of Issuer’s Principal Executive Offices:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 92332W 105

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EW Healthcare Partners L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners-A L.P. is a Delaware limited partnership; (iii) Essex Woodlands Fund IX-GP, L.P. is a Delaware limited partnership; (iv) Essex Woodlands IX, LLC is a Delaware limited liability company; (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins are all individuals who are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated November 3, 2019 by and among Restoration Robotics, Inc., a Delaware corporation (the “Company”), Venus Concept Ltd., a company organized under the laws of Israel (“Venus”) and certain investors, including EWHP and EWHP-A (the “Securities Purchase Agreement”), on November 7, 2019 (the “Closing Date”), EWHP and EWHP-A (each an “EWHP Investor,” and collectively, the “EWHP Investors”), completed the purchase of 1,439,437 and 57,911 units (the “Units”), respectively, issued and sold by the Company at a purchase price of $3.75 per Unit (the “Purchase Price”), each Unit consisting of one share of Common Stock, par value $0.0001 per share (the “Common Stock”) of the Company together with a warrant to purchase 0.5 share of Common Stock (the “Financing”). The warrants are exercisable at a purchase price of $6.00 per share (the “Warrants”) and will be exercisable six months after the closing of the Financing until on or prior to the close of business on November 7, 2024.

Concurrent with and as a condition to the closing of the Financing, the Company completed its business combination with Venus, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, as amended from time to time (the “Merger Agreement”), by and among the Company, Venus and Radiant Merger Sub Ltd., a company organized under the laws of Israel and a direct, wholly-owned subsidiary of the Company (“Merger Sub”). Under the Merger Agreement, Merger Sub merged with and into Venus, with Venus surviving as a wholly owned subsidiary of the Company (the “Merger”). The Merger became effective on November 7, 2019.

At the effective time of the Merger, each outstanding ordinary and preferred share of Venus, nominal value of New Israeli Shekels 0.001 each (a “Venus Share”), other than shares held by Venus as treasury stock or held by the Company or Merger Sub, were converted into the right to receive 8.6506 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Common Stock (a “Company Share”), and (ii) each outstanding Venus stock option and warrant was assumed by the Company and converted into and become an option or warrant (as applicable) exercisable for Company Shares with the number and exercise price adjusted by the Exchange Ratio. An aggregate of approximately 212.5 million shares of Common Stock was issued to the Venus shareholders in the Merger on a pre-split basis, which does not include approximately 49.6 million shares underlying outstanding options and warrants. Immediately after the effective time of the Merger, and after giving effect to the conversion of all Venus convertible notes and Restoration Robotics convertible notes and the issuance of Common Stock and Warrants in the Financing, there were approximately 29.7 million shares of Common Stock outstanding.

Immediately following the effective time of the Merger and prior to completion of the Financing, the Company effected a 15-for-1 reverse stock split of the common stock (the “Reverse Stock Split”) and the Company changed its corporate name from “Restoration Robotics, Inc.” to “Venus Concept Inc.” (the “Name Change”), and the business conducted by Venus became the primary business conducted by the Company. Venus is an innovative global medical technology company that develops, commercializes and delivers minimally invasive and non-invasive medical aesthetic technologies and related practice enhancement services.

As a result of the completion of the Merger, EWHP received a total of 3,202,053 shares of Common Stock in the Company in exchange for 4,844,231 shares and 708,078 shares of Series C Preferred Stock and Series D Preferred Stock of Venus, respectively, and EWHP-A received a total of 128,827 shares of Common Stock in the Company in exchange for 194,896 shares and 28,488 shares of Series C Preferred Stock and Series D Preferred Stock of Venus, respectively. In addition, as a result of the completion of the Merger, EWHP also received a total of 2,104,941 shares of Common Stock of the Company upon conversion of the outstanding principal and any accrued and unpaid interest of three 8% Convertible Promissory Notes issued by Venus dated as of June 25, 2019, August 14, 2019 and August 21, 2019, in the original principal amounts of $4,806,617.66, $1,895,180.45 and $7,718,054.15, and EWHP-A received a total of 84,687 shares of Common Stock of the Company upon the conversion of the outstanding principal and any accrued interest of three 8% Convertible Promissory Notes issued by Venus dated as of June 25, 2019, August 14, 2019 and August 21, 2019 in the original principal amounts of 193,382.50, $76,248.03, and $310,517.37. EWHP also received a stock option to acquire 17,301 shares of Common Stock of the Company at a purchase price of $7.05 per share as a result of the Merger in exchange for an employee stock option to acquire 30,000 Venus Shares with an original exercise price of $4.00 per share. A total of 9,005 shares are exercisable by EWHP within sixty days of the date of filing of this Form 13D.

Subject to certain conditions, the EWHP Investors are entitled to designate for nomination one person (the “EWHP Investor Designee”) to serve as a member of the Board of Directors of the Company (the “Board”). The initial EWHP Investor Designee is R. Scott Barry.

The Securities sold and issued in the Financing or acquired as a result of the Merger have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements.

Registration Rights Agreement

In connection with the Transaction, the EWHP Investors entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”), effective as of the closing of the Transaction. Pursuant to the Registration Rights Agreement, the Company is required to register the shares of Common Stock held by EWHP Investors and those that may be acquired upon exercise of the Warrants for resale on a registration statement filed with the SEC within ninety (90) days following the Closing. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type.

Private Placement Transaction Documents

The representations, warranties and covenants contained in the Securities Purchase Agreement were made solely for the benefit of the parties to such documents and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties and covenants (a) are intended as a way of allocating the risk between the parties to the Securities Purchase Agreement and not as statements of fact, and (b) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Securities Purchase Agreement is being filed with this report only to provide investors with information regarding the terms of the transactions, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Financing, the Merger, the Securities Purchase Agreement, the Merger Agreement, the Registration Rights Agreement and the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Securities Purchase Agreement, the Registration Rights Agreement and the Warrants. The Securities Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Report on Form 8-K filed November 7, 2019, and the Merger Agreement is filed as Exhibit 2.1.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company in the Securities Purchase Agreement, the number of shares of the Company’s Common Stock outstanding on November 7, 2019 was 29,667,622 shares.

EWHP INVESTORS. As of the date of filing of this Schedule 13D, EWHP and EWHP-A are the beneficial owners of 7,026,863 shares of Common Stock (the “Securities”), which represents approximately 23.68% of the Common Stock outstanding, The Securities include (i) 6,746,431 shares held by EWHP, (ii) 271,425 shares held by EWHP-A and (iii) and 9,005 shares which are exercisable by EWHP within sixty days of the date of filing of this Form 13D. EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities.

ESSEX FUND IX GP. Essex Fund IX GP, the general partner of EWHP and EWHP-A, may also be deemed to have sole voting and investment power with respect to such Securities. Essex Fund IX GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

ESSEX IX GENERAL PARTNER. Essex IX General Partner, the General Partner of Essex Fund IX GP, may also be deemed to have sole voting and investment power with respect to such Securities. The Essex IX General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the Essex IX General Partner, the Managers have the power by majority vote and through the Essex Fund IX GP to (i) cause EWHP and EWHP -A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP and EWHP -A. In addition, Mr. Barry is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 15, 2019.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2019

EW HEALTHCARE PARTNERS L.P.			INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P., Its General Partner
/s/ Martin P. Sutter
By:	Essex Woodlands IX, LLC,		Name:	Martin P. Sutter
Its General Partner

By:	/s/ R. Scott Barry		/s/ R. Scott Barry
	Name:	R. Scott Barry	Name:	R. Scott Barry
	Title:	Manager

EW HEALTHCARE PARTNERS-A L.P.			/s/ Ronald W. Eastman
			Name:	Ronald W. Eastman
By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,		/s/ Petri Vainio
	Its General Partner		Name:	Petri Vainio

By:	/s/ R. Scott Barry
	Name:	R. Scott Barry	/s/ Steve Wiggins
	Title:	Manager	Name:	Steve Wiggins

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC, Its General Partner

By:	/s/ R. Scott Barry
	Name:	R. Scott Barry
	Title:	Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager